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amendment

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Peachtree Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, Suite 1830
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Miller **(404) 220-8958**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Peachtree Capital Corporation**, as of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Notary Public



DEBORAH C GENARD
NOTARY PUBLIC
GEORGIA
DEKALB COUNTY
MY COMMISSION EXPIRES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements of

Peachtree Capital Corporation

With

Independent Auditor's Report

For the Year Ended December 31, 2016

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Peachtree Capital Corporation

We have audited the accompanying financial statements of Peachtree Capital Corporation which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Peachtree Capital Corporation management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Peachtree Capital Corporation financial statements. The information is the responsibility of Peachtree Capital Corporation management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

Peachtree Capital Corporation, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

Assets		
Cash	$	184,652
Deposit with Clearing Broker-Dealer		100,003
Receivable from Clearing Broker-Dealer		28,196
Other Receivables		28,773
Prepaid Expenses		11,616
TOTAL ASSETS	**$**	**353,240**

LIABILITIES and STOCKHOLDERS' EQUITY

Liabilities		
Commissions Payable	$	16,363
Due to Related Party		38,333
Total Liabilities		54,696
Stockholders' Equity		
Common Stock, $1.00 par value; authorized 100,000 shares;		
issued and outstanding, 1,000 Shares		1,000
Additional Paid-in Capital		16,925
Retained Earnings		280,619
Total Stockholders' Equity		298,544
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$**	**353,240**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Commissions from Brokerage Services	$ 1,310,635
Investment Advisory Fees	196,376
Insurance Commissions	94,227
RIA Platform Fees	70,681
Interest Income	9,530
Other Income	15,724
Sublease Income	16,834
Total Revenues	1,714,007
Expenses	
Clearing Fees	170,405
Commissions Expense	629,349
Officers' Compensation	83,333
Employee Compensation and Fringe Benefits	320,353
Regulatory Fees	32,148
Insurance Expense	16,360
Advertising and Promotion	28,041
Communications	3,503
Office Rent & Parking	178,252
Professional Fees	17,925
Technology Expense	43,523
Other Administrative Expense	41,927
Total Expense	1,565,119
Net Income	**$ 148,888**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net Income	$	148,888
Adjustments to reconcile Net Income to net cash provided by operations:		
Change In Receivables		(5,389)
Change in Prepaid Expenses		(2,824)
Change in Deposit with Clearing Broker Dealer		(41,736)
Accrued Commissions Payable		16,363
Change in Due to Related Party		(142,967)
Net cash used by Operating Activities		(27,665)
Net cash decrease for year		(27,665)
Cash at beginning of period		212,317
Cash at End of Year	**$**	**184,652**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2015	1,000	$ 1,000	$ 16,925	$ 131,731	$ 149,656
Net Income				148,888	148,888
Distributions to Stockholders				-	-
Balance at December 31, 2016	**1,000**	**$ 1,000**	**$ 16,925**	**$ 280,619**	**$ 298,544**

The accompanying notes are an integral part of these financial statements

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

1. Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash and cash equivalents- The Company maintains its cash balance at high credit quality banks. At times, balances may exceed federally insured limits.

Income taxes- The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the tax authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its positions and has determined that no provision or liability for income taxes is necessary.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2016 was approximately $28,000.

Revenue Recognition- Customers' securities transactions are reported as commission income and expenses reported on a trade date basis.

Date of Management's review- Subsequent events were evaluated through date the financial statements were issued.

2. Receivables and Deposit with Clearing Broker-dealer:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities and to maintain minimum net capital of $225,000.

At December 31, 2016, the Company had a money market deposit with its clearing broker-dealer in the amount of $100,003. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

Amounts receivable from its clearing organization at December 31, 2016, consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2016, and no allowance is required.

Other trade receivables arise from direct sales of investments and insurance commissions. These receivables are considered fully collectible at December 31, 2016, and no allowance is required.

3. Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with an accounting firm owned by the Company's stockholders. The leases for the shared facilities are held jointly with the related accounting firm. Effective January 1, 2017, Peachtree Capital will be allocated 50% of the new office lease at 550 Pharr Rd. The Company paid approximately $161,000 in 2016 for the use of the shared facilities, furniture and equipment. The liability to related party arose from the aforementioned shared expense arrangement. As of November 2016, Peachtree Capital sublet its office space at 3060 Peachtree Rd, Ste 1830 for approximately $8,400 per month. This lease expires August 31, 2017 and will not be renewed.

At December 31, 2016, the future minimum lease payments under office facilities leases are the following:

		Allocation
2017	306,434	206,322
2018	206,232	103,116
2019	212,419	106,209
2020	218,791	109,396
2021	225,355	112,678
2022	232,116	116,058
2023	239,079	119,540
2024	143,647	71,823
	1,784,073	945,142

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $270,541 which was $265,541 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .20 to 1.0.

5. Off Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2016

Net Capital:		
Total stockholders' equity qualified for net capital		$ 298,544
Non-allowable assets:		
Trade receivables		(14,387)
Prepaid expenses		(11,616)
Haircuts on money market assets		(2,000)
Net Capital		$ 270,541
Aggregate Indebtedness		$ 54,697
Computation of Basic Net Capital Requirements		
6-2/3% of aggregated indebtedness	3,646	
Minimum net capital required	$ 5,000	
(greater of the above amounts)		$ 5,000
Excess net capital		$ 265,541
Percentage of aggregate indebtedness to net capital		20%

Reconciliation with Company's Computation of Net Capital
(Included in FOCUS Report Part IIA as of December 31, 2016)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II

COMPUTATION OF FOR DETERMINATION OF
RESRVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Note – The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

Note – The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Peachtree Capital Corporation

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Peachtree Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Peachtree Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Peachtree Capital Corporation stated that Peachtree Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Peachtree Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peachtree Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC



Peachtree Capital

BROKER DEALER ANNUAL EXEMPTION REPORT

Peachtree Capital Corporation claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Peachtree Capital Corporation met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

David H. Miller, CEO

February 2, 2017

550 Pharr RD NE, SUITE 700, ATLANTA, GA 30305 | O 404.220.8958 F 678.909.0433 | PEACHCAP.COM

Peachtree Capital Corporation

To Whom it May Concern,

It was brought to our attention by Mr. Baxter at FINRA that our submitted Audit for 2016 was missing the appropriate language on the Annual Exemption Report. Per his email below, we have resubmitted to FINRA and enclosed is the originally submitted Audit with the corrected exemption report for the SEC.

Sincerely,



David Miller, CEO

"This letter is to inform you that your firm's 2016 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 because of the following:

The firm's Exemption Report did not contain:

- **A statement that the broker or dealer (1) met the identified exemption provisions throughout the most recent fiscal year without exception or (2) met the identified exemption provisions throughout the most recent fiscal year except as described in the exemption report; and**
- **If applicable, a statement that identifies each exception during the most recent fiscal year in meeting the identified exemption provisions (an "exception") and that briefly describes the nature of each exception and the approximate date(s) on which the exception existed.**

We request that you re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and one copy with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page(attached).

Your firm must respond by April 4th, 2017. Questions may be addressed to me at (404) 239-6133.

Thanks,
Tim Baxter
Principal Regulatory Coordinator
FINRA - Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road NE
Atlanta, GA 30305
P(404) 239-6133 F(404) 237-9290"